UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number 001-40772

Cellebrite DI Ltd.

(Exact name of registrant as specified in its charter)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 14, 2022, Cellebrite DI Ltd. (the “Company”) appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited (“EY Israel”), as the Company’s new independent registered public accounting firm, effective as of such date, subject to approval by shareholders of the Company. The appointment followed the decision by Somekh Chaikin, a member of KPMG International (“KPMG”), the Company’s previous independent registered public accounting firm, not to stand for re-appointment as external auditor of the Company for the year ended December 31, 2022, which was communicated to the Company on March 31, 2022. The decision to appoint EY Israel was approved by the Board of Directors upon the recommendation of the Audit Committee. KPMG’s decision not to stand for re-appointment is not the result of any disagreement between KPMG and the Company.

Under Israeli law, the Board of Director’s approval of the appointment of EY Israel is subject to shareholder approval and therefore will be presented to the Company’s shareholders for a vote at its upcoming annual general meeting.

On March 29, 2022, the audit report of KPMG on the consolidated financial statements of the Company and its subsidiaries, as of and for the years ended December 31, 2021 and December 31, 2020, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2020 and 2021 and through the subsequent interim period preceding the expiry of KPMG’s engagement as external auditor, there were: (i) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to KPMG’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2020 and 2021 and through the subsequent interim period preceding EY Israel’s appointment as external auditor, the Company consulted with EY Israel on (i) accounting matters relating to financial reporting in 2021; (ii) tax matters in 2021 relating to the Company’s business combination with TWC Tech Holdings II Corp., a special purpose acquisition company, pursuant to which the Company became a public listed company on The Nasdaq Capital Market (the “Business Combination”); (iii) services in 2021 related to the Company’s accounting practices, and (iv) due diligence services in connection with a potential transaction.

Other than the matters described above, neither the Company nor anyone acting on its behalf consulted with EY Israel with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that EY Israel concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of any disagreement of the type described in Item 16F(a)(1)(v) of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.

The information in this report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-260878).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.
April 14, 2022
	By:	/s/ Dana Gerner
Dana Gerner Chief Financial Officers

APPENDIX A

FORM OF LETTER FROM DEPARTING AUDITOR TO BE FILED AS EXHIBIT 16.1 TO FORM 20-F

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cellebrite DI Ltd. and its subsidiaries, and, under the date of March 29, 2022, we reported on the consolidated financial statements of Cellebrite DI Ltd. and its subsidiaries as of and for the years ended December 31, 2021 and 2020. On March 31, 2022, we declined to stand for reelection. We have read Cellebrite DI Ltd.’s statements pursuant to Item 16F(a) of Form 20-F, included under Form 6-K dated April 14, 2022, and we agree with such statements insofar as they relate to our firm.

Very truly yours,

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

April 14, 2022

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